As filed with the Securities and Exchange Commission on October 7, 2009

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-10

Registration Statement under

the Securities Act of 1933

Gammon Gold Inc.

(Exact name of Registrant as specified in its charter)

Quebec, Canada	1040	None
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

1701 Hollis Street

Suite 400, Founders Square, P.O. Box 2067

Halifax, Nova Scotia B3J 2Z1

Canada

(902) 468-0614

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 894-8700

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Jason K. Zachary Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 USA (212) 446-4800	John S.M. Turner Fasken Martineau DuMoulin LLP 66 Wellington Street West Suite 4200, TD Bank Tower Toronto, Ontario M5K 1N6 Canada (416) 366-8381	Riccardo A. Leofanti Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street Suite 1750, P.O. Box 258 Toronto, Ontario M5K 1J5 Canada (416) 777-4700	Quentin Markin Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9 Canada (416) 869-5500

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

Province of Quebec, Canada

(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A.	☐ Upon filing with the Commission pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.	☒ At some future date (check the appropriate box below).

1.	☐ Pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than seven calendar days after filing).

2.

☐ Pursuant to Rule 467(b) on                      (date) at                      (time) (designate a time not sooner than seven calendar days after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on                      (date).

3.

☐ Pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4.	☒ After the filing of the next amendment to this form (if preliminary material is being filed).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price Per Unit(2)	Amount of Registration Fee(2)
Common Shares, no par value(1)	$115,000,000	$6,417

(1)	This Registration Statement also relates to any additional number of shares as may be issuable in the event of any future stock split, stock dividend or other similar transactions.
(2)

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the Common Shares available to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant Statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SUBJECT TO COMPLETION, DATED OCTOBER 7, 2007

PRELIMINARY SHORT FORM PROSPECTUS

NEW ISSUE

U.S.$

         Common Shares

This short form prospectus qualifies the distribution of          common shares (the “Purchased Shares”) of Gammon Gold Inc. (“Gammon Gold” or the “Company”) at a price of U.S.$         per Purchased Share (the “Offering”) pursuant to an underwriting agreement dated October     , 2009, among Gammon Gold and BMO Nesbitt Burns Inc. and UBS Securities Canada Inc. (each an “Underwriter” and collectively, the “Underwriters”). In addition, Gammon Gold has also granted the Underwriters an option (the “Over-Allotment Option”) to purchase an additional          common shares of Gammon Gold (the “Over-Allotment Shares”) at the offering price, exercisable for 30 days following the closing of the Offering. The Purchased Shares and the Over-Allotment Shares are referred to in this short form prospectus as the “Offered Shares”.

Investing in the Company’s securities involves a high degree of risk. Prospective investors should consider the risk factors described under “Risk Factors” before purchasing Offered Shares.

Price: U.S.$         per Purchased Share

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective U.S. investors should read the tax discussion under “U.S. Federal Income Tax Considerations” included in this prospectus.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Quebec, Canada, that some of its officers and directors are residents of Canada, that some or all of the Underwriters or experts named in the Registration Statement are residents of a foreign country, and that a substantial portion of the assets of the Company and said persons are located outside the United States.

These securities have not been approved or disapproved by the securities and exchange commission nor has the commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to the Public	Underwriters’ Fee	Net Proceeds to the Company(1)(2)
Per Purchased Share	U.S.$	U.S.$	U.S.$
Total	U.S.$	U.S.$	U.S.$

(1)	Before deducting expenses of the Offering, estimated at CDN$1,000,000 (approximately U.S.$945,984), which together with the Underwriters’ Fee, will be paid from the proceeds of the offering.
(2)

The Company has granted to the Underwriters the Over-Allotment Option, which entitles them to acquire at any time up to 30 days following the closing of the Offering at the price to the public hereunder, up to an additional          common shares of Gammon Gold. If the Over-Allotment Option is exercised in full, the total number of Offered Shares will be         , the total price to the public will be U.S.$        , the total Underwriters’ Fee will be U.S.$         and the total net proceeds to the Company will be U.S.$        . This short form prospectus qualifies the grant of the Over-Allotment Option and the issuance of the Over-Allotment Shares upon the exercise thereof under applicable Canadian securities laws.

Underwriters’ Position	Maximum number of securities held	Exercise Period	Exercise Price
Over-Allotment Option(1)	common shares	Up to 30 days following closing of the Offering	$

(1)

Purchasers who acquire common shares of the Company forming part of the Underwriters’ over-allotment position acquire those securities under this prospectus, regardless of whether the Underwriters’ over-allocation is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

BMO Nesbitt Burns Inc. is an Underwriter and is a wholly-owned subsidiary or affiliate of a bank that is a lender to the Company under a U.S.$50.0 million credit facility. Accordingly, the Company could be considered a connected issuer of BMO Nesbitt Burns Inc. within the meaning of applicable Canadian securities laws. A portion of the credit facility must be repaid on November 27, 2009 and the remaining portion must be repaid in full by December 31, 2009. As of October 5, 2009, there was approximately U.S.$26.4 million outstanding under the credit facility. Approximately U.S.$26.4 million of the net proceeds of the Offering will be used to repay in full the balance of the credit facility on the dates set out above. See “Use of Proceeds” and “Relationship Between the Company and Certain Underwriters”.

The decision of BMO Nesbitt Burns Inc. to underwrite the Offering was made, and the details of the terms of the Offering were determined, through negotiations between Gammon Gold and BMO Nesbitt Burns Inc. and UBS Securities Canada Inc. on behalf of the syndicate of Underwriters. Such decision and terms were arrived at independently of the lender affiliated with BMO Nesbitt Burns Inc., which lender had no influence on the determination of the terms of the distribution. In connection with the Offering, BMO Nesbitt Burns Inc. will receive a portion of the Underwriters’ Fee payable to the Underwriters, but will not receive any other benefits in connection with the Offering. See “Relationship Between the Company and Certain Underwriters”.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Offered Shares must be taken up by the Underwriters, if at all, on or before a date not later than 42 days after the receipt is issued for the (final) short form prospectus in respect of the Offering. During the distribution of the Offering, the Underwriters may effect transactions in the common shares of the Company in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Underwriters propose to offer the Offered Shares initially at the public offering price set forth on the cover page of this short form prospectus. After the Underwriters have made reasonable efforts to sell all the Offered Shares by this short form prospectus at such price, the offering price may be decreased, and further changed from time to time to an amount not greater than the public offering price. The compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company. The Underwriters will inform the Company if the offering price is reduced.

The Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “GAM” and on the New York Stock Exchange (“NYSE”) under the symbol “GRS”. The closing prices of the common shares of the Company on the TSX and NYSE on October 6, 2009 were CDN$9.90 and U.S.$9.36, respectively.

One or more book entry-only certificates representing the Offered Shares will be issued in registered form to the CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and deposited with CDS on the date of the closing of the Offering. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased. See “Plan of Distribution”. Closing is expected to take place on or about October         , or such later date as may be agreed between the Company and the Underwriters, but closing shall not take place later than         .

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Plan of Distribution”, subject to the approval of certain legal matters on behalf of the Company and the Underwriters by their respective legal counsel.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at 1701 Hollis Street, Suite 400, P.O. Box 2067, Halifax, Nova Scotia B3J 2Z1, telephone (902) 468-0614 or by accessing the Company’s disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com, or from the Securities Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) at www.sec.gov, as well as from commercial document retrieval systems.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS

Prospective investors should rely only on the information contained in or incorporated by reference into this short form prospectus. The Company has not, and the Underwriters have not, authorized any other person to provide investors with different information. If anyone provides a prospective investor with different or inconsistent information, it should not be relied upon. The Company is not, and the Underwriters are not, making an offer to sell the Offered Shares in any jurisdiction where the offer or sale is not permitted. Investors should assume that the information contained in this short form prospectus or in any document incorporated or deemed to be incorporated by reference into this short form prospectus is accurate only as of the respective date of the document in which such information appears.

Unless otherwise indicated, all references to dollar amounts in this short form prospectus are to Canadian dollars. References to “$” or “CDN$” are to Canadian dollars and references to “U.S.$” are to U.S. dollars. See “Exchange Rate Information”.

The Company’s financial statements that are incorporated by reference into this short form prospectus have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP differs in some material respects from U.S. generally accepted accounting principles (“U.S. GAAP”), and so the Company’s financial statements are not comparable to the financial statements of U.S. companies. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they apply to the financial statements of the Company, refer to the Company’s supplementary schedule of “Adjusted Restated Reconciliation to U.S. Generally Accepted Accounting Principles” in accordance with Item 18 of Form 20-F under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) for the fiscal years ended December 31, 2008 and 2007, and the reconciliation to U.S. generally accepted accounting principles for the three and six month periods ended June 30, 2009 and 2008, each as incorporated by reference into this short form prospectus.

Unless the context otherwise requires, references in this short form prospectus to “Gammon Gold” or the “Company” means Gammon Gold Inc. and, where applicable, its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. These statements, which are all statements other than statements of fact, include analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management, and include information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward looking statements.

The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamations expenses. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. There can be no assurance that any forward-looking statements will prove to be accurate, and actual results and future events could vary or differ materially from those anticipated by them. Forward-looking statements are made as of the date hereof, or in the case of documents incorporated by reference herein, as of the date of such document.

Accordingly undue reliance should not be placed on forward-looking statements. Forward-looking statements for time periods subsequent to 2009 involve greater risks and require longer term assumptions and estimates from those for 2009, and are consequently subject to greater uncertainty. Therefore, special caution should be taken in terms of placing reliance on such long-term forward-looking information and statements. Gammon Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except where required by law.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING DISCLOSURE

OF MINERAL RESERVES AND RESOURCES

This short form prospectus, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included or incorporated by reference in this short form prospectus have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and mineral reserve and resource information contained in or incorporated by reference into this short form prospectus may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, these documents use the terms “measured resources”, “indicated resources” and “inferred resources”. U.S. investors are cautioned that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the mineral reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and mineral reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at 1701 Hollis Street, Suite 400, P.O. Box 2067, Halifax, Nova Scotia B3J 2Z1, telephone (902) 468-0614 or by accessing the Company’s disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Certain capitalized words and phrases used in this short form prospectus which are defined in the documents incorporated herein have the same meaning in this short form prospectus. Gammon Gold files annual and interim (quarterly) financial information, material change reports and other information with securities regulatory authorities in Canada (collectively the “Commissions”). The Commissions allow the Company to “incorporate by reference” the information it files with them, which means that it can disclose important information to prospective investors by referring them to those documents. Information that is incorporated by reference is an integral part of this short form prospectus. Gammon Gold incorporates by reference the documents listed below, which were filed with the Commissions under applicable securities legislation:

(a)	Gammon Gold’s annual information form dated as of March 25, 2009 for the year ended December 31, 2008 (the “Annual Information Form”);

(b)	Gammon Gold’s management information circular dated April 14, 2009 prepared in connection with the annual and special meeting of shareholders on May 15, 2009;

(c)

Gammon Gold’s restated audited comparative consolidated financial statements for the fiscal year ended December 31, 2008, and the fiscal year ended December 31, 2007, together with the notes thereto and the auditors’ report thereon;

(d)	Gammon Gold’s amended management’s discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2008;

(e)	Gammon Gold’s interim unaudited comparative consolidated financial statements as at and for the three and six month periods ended June 30, 2009, together with the notes thereto;

(f)	Gammon Gold’s management’s discussion and analysis of results of operations and financial condition for the three and six months ended June 30, 2009;

(g)	Gammon Gold’s material change report dated January 12, 2009 in respect of gold and silver production for 2008;

(h)	Gammon Gold’s material change report dated February 23, 2009 in respect of the announcement of a new investor presentation;

(i)	Gammon Gold’s material change report dated March 6, 2009 in respect of the announcement of its annual financial results;

(j)	Gammon Gold’s material change report dated March 12, 2009 in respect of its proposed acquisition of Capital Gold Corporation;

(k)	Gammon Gold’s material change report dated March 25, 2009 in respect of its 2008 earnings and Phase II mill expansion at the Ocampo Mine;

(l)	Gammon Gold’s material change report dated March 31, 2009 in respect of the termination of the proposed acquisition of Capital Gold Corporation;

(m)	Gammon Gold’s material change report dated April 8, 2009 in respect of its three year outlook and production results;

(n)	Gammon Gold’s material change report dated April 28, 2009 in respect of the announcement of its first quarter financial results;

(o)	Gammon Gold’s material change report dated April 29, 2009 in respect of a strike at the El Cubo Mine;

(p)	Gammon Gold’s material change report dated May 13, 2009 in respect of its first quarter financial results;

(q)	Gammon Gold’s material change report dated June 1, 2009 in respect of the completion of the acquisition of freehold title to the Ocampo Mine;

(r)	Gammon Gold’s material change report dated June 15, 2009 in respect of the conclusion of the strike at the El Cubo Mine;

(s)	Gammon Gold’s material change report dated June 29, 2009 in respect of certain amendments to its credit facility;

(t)	Gammon Gold’s material change report dated July 15, 2009 in respect of exploration results;

(u)	Gammon Gold’s material change report dated July 22, 2009 in respect of preliminary second quarter production and updated 2009 guidance;

(v)	Gammon Gold’s material change report dated July 24, 2009 in respect of the announcement of its second quarter financial results;

(w)	Gammon Gold’s material change report dated August 10, 2009 in respect of the restatement of its financial statements and management’s discussion and analysis for the year ended December 31, 2008;

(x)	Gammon Gold’s material change report dated August 13, 2009 in respect of its second quarter financial results;

(y)	Gammon Gold’s material change report dated September 22, 2009 in respect of the retirement of its President and changes to its board of directors;

(z)	Gammon Gold’s material change report dated September 30, 2009 in respect of the discovery of mineralization at the Ocampo Mine and an update on 2009 exploration;

(aa)	Gammon Gold’s material change report dated October 1, 2009 in respect of the renewal of the lease agreement in respect of rights to the Las Torres complex at the El Cubo Mine;

(bb)	Gammon Gold’s material change report dated October 6, 2009 in respect of an operational update;

(cc)

Gammon Gold’s adjusted restated reconciliation with United States Generally Accepted Accounting Principles for the fiscal year ended December 31, 2008 with comparative figures for the fiscal year ended December 31, 2007 and the auditors report thereon; and

(dd)

Gammon Gold’s reconciliation with United States Generally Accepted Accounting Principles for three and six months ended June 30, 2009 with comparative figures for the three and six months ended June 30, 2008.

Any material change reports (other than confidential reports), comparative interim financial statements, information circulars and all other documents of a type referred to above which are required to be filed by the Company with the Commissions or similar authorities in Canada after the date of this short form prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference into and form an integral part of this short form prospectus. In addition, any report filed or furnished by Gammon Gold with or to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act after the date of this short form prospectus and prior to the termination of this Offering, shall be deemed to be incorporated by reference into this short form prospectus and the registration statement of which the this short form prospectus forms a part, if and to the extent expressly provided in such report.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this short form prospectus.

Information on any website maintained by the Company does not form part of this short form prospectus.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

Gammon Gold is a corporation existing under the laws of the Province of Quebec, Canada. A majority of the Company’s assets are located outside of the United States. In addition, most of the Company’s directors and officers, and the experts named in this short form prospectus are resident outside the United States, and a majority of their assets are located outside of the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under United States federal securities laws. The Company has been advised by Fasken Martineau DuMoulin LLP, its Canadian counsel, that a judgment of a U.S. court predicated solely upon civil liability provisions of United States federal securities laws would probably be enforceable in Quebec if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by an Quebec court for such purposes. The Company has also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Quebec in the first instance on the basis of liability predicated solely upon United States federal securities laws.

The Company has filed with the SEC, concurrently with the filing of the registration statement on Form F-10 relating to this Offering, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning this Offering.

ADDITIONAL INFORMATION

Gammon Gold files certain reports with and furnishes other information to each of the SEC and the Commissions. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the Commissions, which requirements are different from those of the United States. As a foreign private issuer, Gammon Gold is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and Gammon Gold’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Gammon Gold’s reports and other information filed with or furnished to the SEC are available, and Gammon Gold’s reports and other information filed or furnished in the future with or to the SEC will be available, from the SEC’s Electronic Document Gathering and Retrieval System (www.sec.gov), which is commonly known by the acronym “EDGAR”, as well as from commercial document retrieval services. Prospective investors may also read (and by paying a fee, copy) any document Gammon Gold files with or furnishes to the SEC at the SEC’s public reference room in Washington, D.C. (100 F Street N.E., Washington, D.C. 20549). Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Prospective investors may also inspect Gammon Gold’s SEC filings at the NYSE 20 Broad Street, New York, New York 10005.

Gammon Gold has filed with the SEC under the United States Securities Act of 1933, as amended, a registration statement on Form F-10 relating to the Offered Shares and of which this short form prospectus forms a part. This short form prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this short form prospectus but contained in the registration statement are available on the SEC’s website at www.sec.gov.

EXCHANGE RATE INFORMATION

The following table sets forth, for each of the periods indicated, the period end noon exchange rate, the average noon exchange rate and the high and low noon exchange rates of one United States dollar in exchange for Canadian dollars as reported by the Bank of Canada.

	Year ended December 31,			Six months ended June 30, 2009
	2008	2007	2006
High	$1.2969	$1.1853	$1.1726	$1.3000
Low	$0.9719	$0.9170	$1.0990	$1.0827
Average	$1.0660	$1.0748	$1.1341	$1.2062
Period End	$1.2246	$0.9881	$1.1653	$1.1625

The noon exchange rate on October 6, 2009, as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars, was U.S.$1.00 equals CDN$1.0571.

THE COMPANY

The Company’s full name is Gammon Gold Inc. The Company’s registered office is located at 1, Place Ville Marie, Suite 3900, Montreal, Quebec, H3B 4M7 and its head office is located at 1701 Hollis Street, Suite 400, P.O. Box 2067, Halifax, Nova Scotia B3J 2Z1. The Company maintains administrative and field offices in Mexico.

Subsidiaries

The following corporate chart sets forth all of Gammon Gold’s material subsidiaries, their jurisdictions of incorporation, the percentage of voting securities or ownership held by Gammon Gold and the principal mineral resource properties on which each of them has an interest:

BUSINESS OF THE COMPANY

The following description highlights selected information about the Company contained in the documents incorporated by reference herein. This description does not contain all of the information about the Company and its properties and business that a prospective investor should consider before investing in the Offered Shares. Readers should carefully read the entire short form prospectus, including the section titled “Risk Factors” as well as the documents incorporated by reference into this short form prospectus, before making an investment decision.

The Company is a mining company engaged in the mining and exploration for, and development of gold and silver deposits in Mexico. Through its subsidiaries, the Company owns and operates the Ocampo gold-silver mine (the “Ocampo Mine”) in Chihuahua State, Mexico, and the El Cubo gold-silver mine and leases the Las Torres gold-silver mine (together, the “El Cubo Mine”) in Guanajuato State, Mexico, both of which are currently in production. Through its subsidiaries, the Company also owns the Guadalupe y Calvo gold-silver exploration project in Chihuahua State.

The Ocampo Mine

The Ocampo Mine covers approximately 11,262 hectares located near the municipality of Ocampo in Chihuahua State, Mexico. The Ocampo Mine consists of an operating underground and open pit mine. The open pit and underground operations provide feed for a 3,300 - 3,400 tonne per day mill and a 10,000 - 12,000 tonne per day heap leach.

The El Cubo Mine

The El Cubo Mine covers approximately 14,100 hectares located near the city of Guanajuato in Guanajuato State, Mexico. The El Cubo Mine includes 58 mineral concessions (known as the El Cubo concessions) in which the Company holds a 100% interest and a number of surrounding mineral concessions (known as the Torres concessions) on which it holds a lease to mine. Mexgold Resources Inc. (“Mexgold”), a subsidiary of the Company, has been producing gold and silver from the El Cubo concessions since it acquired them in March 2004. Mexgold began producing gold and silver from the Torres concessions since late 2005. The El Cubo Mine hosts a multi-level underground mine with access ramps for mobile equipment and three vertical shafts for the hoisting of ore. Ore from the El Cubo Mine can be processed through three separate milling facilities. Ore from the El Cubo mine is currently being processed at the Fresnillo, Las Torres mill under a three year contract.

RISK FACTORS

An investment in the Offered Shares is speculative and involves a high degree of risk. Every investor or potential investor should carefully consider the risks related to Gammon Gold’s operations, the risks related to the gold and silver mining industry generally and the risks related to the Offering, including the risks described below. These risks are not the only risks the Company faces. Additional risks and uncertainties not presently known to the Company, or that the Company deems immaterial, may adversely affect its business and operations. If any of the possibilities described in these risks actually occur, the Company’s business, financial condition and operating results could be materially harmed.

Risks Related to the Offering

The market price for the Offered Shares is subject to volatility.

Securities markets have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

The trading price of the Company’s common shares may be subject to large fluctuations. The trading price of the common shares of the Company may increase or decrease in response to a number of events and factors, including:

•	the price of gold, silver and other metals;

•	the Company’s operating performance and the performance of competitors and other similar companies;

•	the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;

•	changes in earnings estimates or recommendations by research analysts who track the common shares of the Company or the shares of other companies in the resource sector;

•	changes in general economic conditions;

•	the number of the Company’s common shares to be publicly traded after an offering;

•	the arrival or departure of key personnel; and

•	acquisitions, strategic alliances or joint ventures involving the Company or its competitors.

In addition, the market price of the common shares of Gammon Gold are affected by many variables not directly related to the Company’s success and are therefore not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares of the Company, and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The effect of these and other factors on the market price of the common shares of Gammon Gold on the exchanges in which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future and may decline below the Offering price. Accordingly, investors may not be able to sell their common shares at or above the Offering price.

The Company may use the proceeds of this Offering for purposes other than those set out herein.

The Company currently intends to allocate the net proceeds received from the Offering as described under “Use of Proceeds”. However, the Company will have discretion in the actual application of the net proceeds, and may elect to allocate proceeds differently from that described in “Use of Proceeds” if it believes it would be in its best interests to do so as circumstances change. The failure by the Company to apply these funds effectively could have a material adverse effect on the Company’s business.

The Company does not intend to pay dividends in the foreseeable future.

The Company has never paid cash dividends on its common shares. It currently intends to retain future earnings, if any, to fund the development and growth of its business, and may not pay any cash dividends on the common shares of the Company for the foreseeable future. Furthermore, the Company may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends. As a result, investors will have to rely on capital appreciation, if any, to earn a return on their investment in Offered Shares in the foreseeable future. The payment of future dividends, if any, will be reviewed periodically by the Company’s board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

Financial Condition and Liquidity

Recent disruptions in global credit and financial markets have resulted in a deteriorating economic climate.

Recent macro-economic events have negatively affected the mining and minerals sector in general. Access to financing has been negatively impacted and, despite the completion of the Offering, the economic climate could have a lasting negative impact upon the Company’s liquidity and its ability to raise the capital required to execute its business plans going forward. These factors may impact the ability of the Company to obtain equity or debt financing and continue as a going concern.

The current turmoil in global financial markets exposes the Company to counter-party risk and liquidity risk.

Current global financial markets have been subject to increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by government authorities. Access to financing has been negatively impacted by both the sub-prime mortgage market in the United States and elsewhere and the liquidity crisis affecting the asset-backed commercial paper market. As such, the Company is subject to counter-party risk and liquidity risk. The Company is exposed to various counter-party risks including, but not limited to: (i) through financial institutions that hold the Company’s cash; (ii) through companies that have payables to the Company; (iii) through the Company’s insurance providers; and (iv) through the Company’s lenders.

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they become due. The Company manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. The Company is exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable.

The current state of the global financial markets may negatively impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s planned growth could be adversely impacted and the trading price of the Company’s securities could be adversely affected. At the end of the first quarter of 2009, the Company was not in compliance with one of the covenants of its credit facility and did not have access to the undrawn balance. There can be no certainty that the Company will not have a future failure of compliance with its credit facility which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Limited History of Profitability

The Company has a limited history of producing precious metals from its properties and there can be no assurance that it will successfully expand mining operations or profitably produce precious metals.

Although commercial bodies of ore have been identified on the Ocampo Mine and the El Cubo Mine and production from such deposits has commenced, there is no assurance that they can be mined profitably. Continued profitability from the business of the Company will be dependent upon prevailing commodity prices and the Company’s ability to raise capital.

The Company had net earnings of $39,995,085 for the year ended December 31, 2008 and incurred a loss of $101,313,968 for the year ended December 31, 2007. The Company has an accumulated deficit of $120,537,103 as of December 31, 2008, and had an accumulated deficit of $161,668,695 as of December 31, 2007.

Reserves and Resources are Estimates

The figures for the Company’s reserves and resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, mineralization figures presented in filings of the Company with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by independent geologists and the Company’s geologists. When making determinations about whether to advance any of its projects to development, the Company must rely upon such estimates as to the mineral reserves and grades of mineralization on its properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only.

Mineral resource and reserve estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that:

•	these estimates will be accurate;

•	reserves, resources or other mineralization figures will be accurate; or

•	this mineralization could be mined or processed profitably.

Mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

The reserve and resource estimates contained herein have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.

The disclosure in this short form prospectus and the documents incorporated by reference use terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility, pre-feasibility studies or other economic studies, except in rare cases.

Accordingly, information contained in this short form prospectus and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The Company May Not Achieve its Production Estimates

The figures for the Company’s future production are estimates based on interpretation and assumptions and actual production may be less than is currently estimated.

The Company prepares estimates of future gold and silver production for its operating mines. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse affect on any or all of its future cash flows, profitability, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.

The Company’s actual production may vary from its estimates for a variety of reasons, including, actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, stope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Company to cease production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Depending on the price of gold, silver or other minerals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.

Mining Risks and Insurance

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business.

Mining involves various types of risks and hazards, including, but not limited to:

•	environmental hazards;

•	power outages;

•	industrial accidents;

•	metallurgical and other processing problems;

•	unusual or unexpected rock formations;

•	structural cave-ins or slides;

•	seismic activity;

•	flooding;

•	fires;

•	periodic interruptions due to inclement or hazardous weather conditions;

•	variations in grade, deposit size, density and other geological problems;

•	mechanical equipment performance problems;

•	unavailability of materials and equipment including fuel;

•	labour force disruptions;

•	unanticipated or significant changes in the costs of supplies including, but not limited to, petroleum; and

•	unanticipated transportation costs.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, loss of key employees, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability.

Where considered practical to do so, the Company maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse affect on the financial position of the Company.

Uncertainty of Exploration and Development Projects

Exploration and development projects are uncertain and consequently it is possible that actual cash operating costs and economic returns will differ significantly from those estimated for a project prior to production.

Because mines have limited lives based on resource and reserve estimates, the Company will be required to continually replace and expand its mineral resources and reserves as its mines produce gold and silver. The Company’s life-of-mine estimates may not be correct. The Company’s ability to maintain or increase its annual production of gold and silver in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production and to expand mineral resources and reserves at existing mines.

Mineral exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. There can be no assurance that the Company will successfully acquire additional mineral rights. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors.

Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. They typically require a number of years and significant expenditures during the development phase before production is possible. The economic feasibility of development projects is based on many factors such as:

•	estimation of reserves;

•	anticipated metallurgical recoveries;

•	environmental considerations and permitting;

•	future gold, silver and other commodity prices; and

•	anticipated capital and operating costs.

Estimates of mineral resources and reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the orebody, expected recovery rates of metals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.

Any of the following events, among others, could affect the profitability or economic feasibility of a project:

•	unanticipated changes in grade and tonnage of ore to be mined and processed;

•	unanticipated adverse geotechnical conditions;

•	incorrect data on which engineering assumptions are made;

•	costs of constructing and operating a mine in a specific environment;

•	availability and costs of processing and refining facilities;

•	availability of economic sources of power;

•	adequacy of water supply;

•	adequate access to the site, including competing land uses (such as agriculture);

•	unanticipated transportation costs;

•

government regulations (including regulations regarding prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•	title claims, including aboriginal land claims;

•	fluctuations in prices of precious metals;

•	accidents, labour actions and force majeure events;

•	land reclamation and mine closure costs; and

•	any other unforeseen events.

Anticipated capital and operating costs, production and economic returns, and other estimates contained in feasibility studies, if prepared, may differ significantly from the Company’s actual capital and operating costs. In addition, delays to construction schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable feasibility studies.

The future development of the Company’s properties that are found to be economically feasible, including the expansion of the Ocampo Mine, the El Cubo Mine and the Guadalupe y Calvo property, if new reserves are discovered, will require the expansion and improvement of existing mining operations, as well as the construction and operation of additional mines, processing plants and related infrastructure. As a result, the Company is subject to all of the risks associated with establishing and expanding mining operations and business enterprises including:

•	the timing and cost, which will be considerable, of the construction of additional mining and processing facilities;

•	the availability and costs of skilled labour, power, water, transportation and mining equipment;

•	the availability and cost of appropriate smelting and/or refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and

•	the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of some of the Company’s mining properties. It is not unusual in new mining operations to experience unexpected problems and delays during the construction and development of a mine. In addition, delays in the commencement or expansion of mineral production often occur and, once commenced or expanded, the production of a mine may not meet expectations or estimates set forth in feasibility or other studies. Accordingly, there are no assurances that the Company will successfully develop and expand mining operations or profitably produce precious metals at its properties, including the Ocampo Mine and the El Cubo Mine.

Integration of New Acquisitions

The Company may experience problems integrating new acquisitions into existing operations, which could have a material adverse effect on the Company.

The Company may make selected acquisitions in the future. The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to:

•	identifying acquisitions that fit the Company’s strategy;

•	negotiating acceptable terms with the seller of the business or property to be acquired; and

•	obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

If the Company does make further acquisitions, any positive effect on the Company’s results will depend on a variety of factors, including, but not limited to:

•	assimilating the operations of an acquired business or property in a timely and efficient manner;

•	maintaining the Company’s financial and strategic focus while integrating the acquired business or property;

•	implementing uniform standards, controls, procedures and policies at the acquired business; as appropriate; and

•	to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place increased pressure on the Company’s cash flow if such acquisitions involve cash considerations or the assumption of obligations requiring cash payments. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities.

Market Price of Gold and Silver

Changes in the market price of gold, silver and other metals, which in the past has fluctuated widely, will affect the profitability of the Company’s operations and financial condition.

The Company’s profitability and long-term viability depend, in large part, upon the market price of gold, silver and other metals and minerals produced from the Company’s properties. The market price of gold, silver and other metals is volatile and is impacted by numerous factors beyond the Company’s control, including:

•	expectations with respect to the rate of inflation;

•	the relative strength of the U.S. dollar and certain other currencies;

•	interest rates;

•	global or regional political or economic conditions;

•	supply and demand for jewellery and industrial products containing metals;

•	costs of substitutes;

•	changes in global or regional investment or consumption patterns; and

•	sales by central banks and other holders, speculators and producers of gold, silver and other metals in response to any of the above factors.

There can be no assurance that the market price of gold, silver and other metals will remain at current levels or that such prices will improve. A decrease in the market price of gold and silver could adversely affect the profitability of the Company’s existing mines and the Company’s ability to finance the exploration and development of additional properties, which would have a material adverse effect on the Company’s financial condition and results of operations. A decline in the market price of gold or silver, or both, may also require the Company to write-down its mineral resources or reserves which would have a material and adverse affect on its earnings and profitability. Further, if revenue from gold or silver sales, or both, declines, the Company may experience liquidity difficulties.

Foreign Operations

The Company’s Mexican property interests and operations are subject to the political risks and uncertainties associated with investment in a foreign country.

All of the Company’s property interests are located in Mexico, and are subject to Mexican federal and state laws and regulations. As a result the Company’s mining investments are subject to the risks normally associated with the conduct of business in foreign countries.

The risks of conducting business in a foreign country may include, among others, labour disputes, invalidation of governmental orders and permits, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, unexpected or arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold or silver exports, instability due to economic under-development, inadequate infrastructure and increased financing costs. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation. Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

Property Rights, Permits and Licensing

The Company requires various property rights, permits and licenses in order to conduct its current and anticipated future operations and delays or a failure to obtain such property rights, permits and licenses, or a failure to comply with the terms of any such property rights, permits and licenses that the Company has obtained, could have a material adverse effect on the Company.

The Company’s current and anticipated future operations, including further exploration, development activities and expansion or commencement of production on the Company’s properties, require certain permits and licenses from various levels of governmental authorities. These permits and licenses impose obligations on the Company with respect to environmental protection and are conditional upon the Company taking appropriate steps to minimize its environmental impact during the life of the mine and reclaiming the land upon closure. The Company may also be required to obtain certain property rights to access, or use, certain of its properties in order to proceed to development. There can be no assurance that all licenses, permits or property rights which the Company requires for the expansion and construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms may not be adversely changed, that required extension will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto, challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful, changes to the terms of such licenses, permits or property rights, or a failure to comply with the terms of any such licenses, permits or property rights that the Company has obtained, could have a material adverse impact on the Company.

In order for the Company to carry out its mining activities, the Company’s exploitation licences must be kept current. There is no guarantee that the Company’s exploitation licences will be extended or that new exploitation licences will be granted. In addition, such exploitation licences could be changed and there can be no assurances that any application to renew any existing licences will be approved. The Company may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Company will also have to obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to comply with any such conditions.

Uncertainties of Title

Title to the Company’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

Impact of Regulatory Requirements

Regulatory requirements significantly affect the Company’s mining operations and may have a material adverse impact on the Company’s future cash flow, results of operations and financial condition.

Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. The costs of discovering, evaluating, planning, designing, developing, constructing, operating, reclaiming and closing mines and other facilities in compliance with such laws and regulations are significant.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on the Company’s future cash flow, results of operations and financial condition.

The Company’s activities are subject to environmental laws and regulations that may increase the Company’s costs of doing business and restrict its operations.

The Company’s exploration and production activities in Mexico are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries, including Mexico, is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.

The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results from operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

Land reclamation requirements may be burdensome.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance, and the Company is subject to such requirements at its mineral properties. Reclamation obligations include requirements to:

•	control dispersion of potentially deleterious effluents; and

•	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations arising from exploration and potential development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

Capital Investment

The Company may require significant external financing to continue its exploration and development activities on its mineral properties.

The ability of the Company to continue exploration and development of its property interests will be dependent upon its ability to increase revenues from its existing production and planned expansions, and to raise significant additional financing hereafter. The sources of external financing that the Company may use for these purposes include project debt, and/or debt or equity offerings. There is no assurance that the financing alternative chosen by the

Company will be available to the Company, on favourable terms or at all. Depending on the alternative chosen, the Company may have less control over the management of its projects. There is no assurance that the Company will successfully increase revenues from existing and expanded production. Should the Company not be able to obtain such financing and increase its revenues, it may become unable to acquire and retain its mineral concessions and carry out its development plan, and its property interests may be lost entirely.

Conflicts of Interest

Certain of the Company’s directors and officers serve in similar positions with other public companies, which put them in conflict of interest positions from time to time.

Certain of the directors and officers serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a directors or officers of the Company and their duties as a directors, officers, promoters or members of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Company’s governing corporate statute and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Dependence on Key Personnel

The Company may experience difficulty attracting and retaining qualified management and technical personnel to meet the needs of its anticipated growth, and the failure to manage the Company’s growth effectively could have a material adverse effect on its business and financial condition.

The success of the Company is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel in the mining industry is intense. In order to attract and retain its key personnel, the Company has sought to provide its personnel with challenging work and a variety of opportunities for advancement through growth and expansion of the Company’s business and through equity participation.

In addition, the Company anticipates that, as it expands its existing production and brings additional properties into production, and as the Company acquires additional mineral rights, the Company will experience significant growth in its operations. The Company expects this growth to create new positions and responsibilities for management personnel and to increase demands on its operating and financial systems, as well as to require the hiring of a significant number of additional operations personnel. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth and hire enough additional operations personnel. The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on the Company’s business, financial condition or results of operations.

Labour and Employment Matters

Production at the Company’s mining operations is dependant upon the efforts of the Company’s employees and the Company’s relations with the employees and the labour unions that represent the employees.

The Company experienced a strike at the El Cubo Mine between April 23, 2009 and June 15, 2009. This strike was settled, however, there can be no assurance that there will not be further action taken by employees when the agreement expires in June 2011. In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the Mexican governmental authorities in whose jurisdictions the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.

Increased Competition and Costs

Increased competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects for mineral exploration in the future. Recent high metal prices have increased demand for, and cost of, exploration, development and construction services and equipment.

The international mining industry is highly competitive. The Company’s ability to acquire properties and add reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Dilution

The Company may raise funds for future operations through the issuance of its common shares, debt instruments or other securities convertible into common shares and such financings may result in the dilution of present and prospective shareholdings.

In order to finance future operations, the Company may raise funds through the issuance of its common shares or the issuance of debt instruments or other securities convertible into common shares. The Company cannot predict the size of future issuances of its common shares or the issuance of debt instruments or other securities convertible into common shares or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Company’s common shares. Any transaction involving the issuance of previously authorized but unissued common shares of the Company, or securities convertible into such common shares, would result in dilution, possibly substantial, to present and prospective security holders.

Currency

Because the Company’s producing properties are located in Mexico and will have production costs incurred in Mexican pesos, while gold, silver and other metals are generally sold in United States dollars, the Mexican property results could be materially adversely affected by an appreciation of the Mexican peso.

Gold, silver and other metals are sold throughout the world principally in United States dollars. The Company’s operating costs for its Mexican projects are incurred in Mexican pesos and certain costs are incurred and certain debt obligations are owed in United States dollars. As a result, any significant and sustained appreciation of the Mexican peso against the United States dollar, or of the United States dollar against the Canadian dollar, may materially increase the Company’s costs.

Lack of Hedging

Because the Company does not currently intend to use forward sale arrangements to protect against low commodity prices, the Company’s operating results are exposed to the impact of any significant drop in commodity prices.

The Company does not currently intend to enter into forward sales arrangements to reduce the risk of exposure to volatility in commodity prices. Accordingly, the Company’s future operations are exposed to the impact of any significant decrease in commodity prices. If such prices decrease significantly at a time when the Company is producing, the Company would realize reduced revenues. While it is currently not the Company’s current intention to enter into forward sales arrangements, the Company is not restricted from entering into forward sales arrangements at a future date.

Failures in Internal Control Procedures

The Company recently failed and may, in the future, fail to achieve and maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act.

The Company documented and tested during its most recent fiscal year its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment.

During the preparation of its interim consolidated financial statements for the quarter ended June 30, 2009, the Company determined that certain items in its consolidated financial statements for the year ended December 31, 2008 had been incorrectly translated into the Company’s functional currency, the United States dollar, and that upon initial adoption by the Company of CICA Handbook Section 3031, Inventories, on January 1, 2008, a reversal should have been recorded for previously recognized net realizable value adjustments. The more significant effects of the restatement on the Company’s consolidated financial statements for the year ended December 31, 2008 were to increase net earnings for the period by $9.8 million, or $0.08 per share, to $40.0 million, or $0.34 per share, and to increase balance sheet inventories by $10.8 million, to $62.3 million.

These issues were corrected in August 2009 and the Company’s financial statements for the year ended December 31, 2008 were restated. As a result of the financial statement restatement, the Company reassessed its internal control over financial reporting and determined that a material weakness existed at December 31, 2008 and concluded that, as of December 31, 2008 and June 30, 2009, the Company’s internal control over financial reporting was not effective. In addition, based on the material weakness, the Company determined that its disclosure controls and procedures were not effective as of December 31, 2008 and June 30, 2009.

The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404.

Possible PFIC Status

The Company may be treated as a “passive foreign investment company” under the United States Internal Revenue Code for the current and future taxable years, which may result in adverse tax consequences for investors in the United States.

If the Company is or becomes a passive foreign investment company (“PFIC”) for United States federal income tax purposes, then United States holders (as defined below) of common shares of the Company would be subject to a special and adverse United States tax regime with respect to distributions and gains on their common shares. As an alternative to this adverse tax regime, if certain conditions are met, a United States holder may either (i) elect to treat the Company as a “qualified electing fund”, in which case the United States holder would be required to include in income on a current basis its pro rata share of the Company’s “net capital gain” and “ordinary earnings” (calculated under United States federal income tax rules), regardless of whether the Company actually distributed such amounts, or (ii) make a “mark-to-market election” with respect to the common shares of the Company, in which case the United States holder generally would be required to include in gross income, for each taxable year in which the Company is a

PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such United States holder’s tax basis in such common shares. The Company believes that it will not be classified as a PFIC for United States federal income tax purposes for the current taxable year and does not expect to become a PFIC in future taxable years. However, this is a factual determination that depends on the circumstances in a particular taxable year and can only be made after the close of the taxable year, and therefore is subject to change. United States holders should consult their own tax advisors as to the consequences of the Company being treated as a PFIC for any taxable year, including the availability of, and the requirements to make, any of the elections described above. See “United States Federal Income Tax Considerations”, below, for more information.

Litigation

The Company is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation.

The Company is currently subject to litigation in which the plaintiff is alleging that the Company’s short form prospectus dated April 19, 2007 contained a misrepresentation and other misstatements with respect to production rates from its mines. In addition, the plaintiff alleges that the Company manipulated grant dates of stock options. The plaintiff is seeking certification of the action on behalf of a class of persons who acquired securities under the distribution and held those securities beyond August, 2007. The plaintiff is seeking $150 million in special and general damages and $10 million in punitive damages on behalf of the class. The proceedings are at a very early stage and, due to the inherent uncertainty of litigation, it is not possible to predict the outcome of the dispute. If Gammon Gold is unable to resolve this dispute, or any future dispute, in a favourable manner it may have a material adverse effect on Gammon Gold’s business, financial condition and results of operations.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against those companies. Such litigation, if instituted, could be time-consuming to evaluate and defend, and could result in substantial costs and liabilities and diversion of management attention and resources, which could significantly harm Gammon Gold’s profitability and reputation and would have a material adverse effect on Gammon Gold’s business, financial condition and results of operations.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Company’s cash and cash equivalents and consolidated capitalization as at June 30, 2009, the date of the Company’s most recently filed financial statements, both actual and as adjusted to reflect the issuance of the Purchased Shares offered hereby, net of the Underwriters’ Fee and estimated Offering expenses, and the application of the net proceeds as described under “Use of Proceeds”. This table should be read in conjunction with the unaudited interim financial statements as of June 30, 2009 and the management’s discussion and analysis in respect thereof, which are incorporated by reference into this short form prospectus.

	June 30, 2009	June 30, 2009 after giving effect to this Offering(1)(2)
	(in U.S.$ thousands, except share data)	(in U.S.$ thousands, except share data)
Cash and cash equivalents	$21,591	$

Short-term debt(3)	$41,238	$
Long-term debt
Long term debt and capital leases	4,021
Other long-term obligations	5,948

Total long-term debt	9,969

Total indebtedness	51,207

Shareholders’ equity
Preferred Shares (unlimited authorized; none issued and outstanding)	$—		$—

Common Shares (unlimited authorized; 123,516,471 issued and outstanding; issued and outstanding, as adjusted)	751,398
Contributed surplus	24,857		24,857
Deficit	(125,238)		(125,238)
Accumulated other comprehensive income	6,424		6,424

Total shareholders’ equity	657,441

Total capitalization	$708,648	$

Notes:

(1)	Assuming no exercise of the Over-Allotment Option.
(2)	The above does not reflect the repayment of indebtedness due on November 27, 2009 and December 31, 2009 as contemplated under “Use of Proceeds”.
(3)	Short-term debt includes the current portion of long-term debt and capital leases and other long-term obligations.

This table excludes:

•	5,812,060 common shares issuable upon exercise of stock options outstanding as of June 30, 2009, with a weighted average exercise price of CDN$8.88 per share; and

•	798,200 common shares issuable upon exercise of stock options that have not been granted under the Company’s equity compensation plans.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the material United States federal income tax consequences generally applicable to a United States holder (as defined below) with respect to the ownership and disposition of common shares of the Company acquired in the Offering. It addresses only United States holders that hold common shares of the Company as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This summary does not purport to address all United States federal income tax consequences that may be relevant to a particular United States holder in light of its particular circumstances, nor does it address any tax consequences arising out of the laws of any state, local or non-United States jurisdiction or any aspect of United States federal tax law other than income taxation. Additionally, this summary does not address tax considerations applicable to United States holders that are subject to special tax rules, such as:

•	insurance companies;

•	regulated investment companies and real estate investment trusts;

•	tax-exempt organizations;

•	qualified retirement plans;

•	broker-dealers;

•	traders in securities that elect mark-to-market accounting;

•	banks or other financial institutions;

•	investors whose functional currency is not the United States dollar;

•	partnerships (or entities treated as partnerships for United States federal income tax purposes) and other pass-through entities;

•	United States expatriates;

•	United States holders holding common shares of the Company as part of a hedge, straddle or conversion transaction or as part of synthetic security or other integrated transaction;

•	United States holders that own, or that have owned, directly, indirectly or constructively, 10 percent or more of the Company’s total combined voting stock;

•	United States holders subject to the alternative minimum tax; and

•	United States holders that acquired common shares of the Company in a compensation transaction.

If a partnership holds common shares of the Company, the tax treatment of a partner in the partnership with respect to the common shares generally will depend on the tax status of the partner and the activities of the partnership. United States holders that are partners in a partnership that holds common shares of the Company should consult their own tax advisors.

This summary is based on the Code, the Treasury regulations promulgated thereunder, and administrative rulings and court decisions, in each case as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. The Company has not sought, and does not intend to seek, a ruling from the United States Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with the Company’s statements and conclusions or that a court will not sustain any challenge by the IRS in the event of litigation.

This summary is for informational purposes only and is not a substitute for careful tax planning and advice. Investors considering the purchase of common shares of the Company should consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the estate or gift tax laws or the laws of any state, local or non-United States taxing jurisdiction, or under any applicable tax treaty.

As used herein, the term “United States holder” means a beneficial owner of common shares of the Company that is, for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•

a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has made a valid election to be treated as a United States person.

Distributions with Respect to Common Shares

Subject to the discussion below regarding the passive foreign investment company rules, distributions paid by the Company to a United States holder with respect to common shares of the Company (including amounts withheld in respect of any Canadian withholding taxes) will be taxable to such United States holder as dividend income, to the extent paid out of the Company’s current or accumulated earnings and profits (as determined for United States federal income tax purposes). Dividends paid by the Company to non-corporate United States holders generally are expected to be eligible for the reduced rates of United States federal income tax available with respect to certain dividends received in taxable years beginning before January 1, 2011. However, dividends received by United States holders from a non-U.S. corporation that was a passive foreign investment company in either the taxable year of the distribution or the preceding taxable year will not be subject to such reduced rates. As discussed below, the Company does not expect to be treated as a passive foreign investment company in the current taxable year and does not expect to become a passive foreign investment company in future taxable years. Dividends paid by the Company will not be eligible for the dividends-received deduction available to certain United States corporate shareholders.

Distributions in excess of the Company’s current and accumulated earnings and profits will be treated first as a non-taxable return of capital, thereby reducing such United States holder’s tax basis in its common shares of the Company. Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the United States holder has held its common shares of the Company for more than one year. Subject to the discussion below regarding QEF elections, the Company does not currently intend to maintain calculations of earnings and profits in accordance with United States federal income tax principles. Accordingly, each United States holder should assume that any distribution with respect to the common shares of the Company will constitute dividend income.

If any distributions are paid in Canadian dollars, the amount includible in gross income by a United States holder will be the United States dollar value of such distribution, calculated by reference to the exchange rate in effect on the date of actual or constructive receipt of the payment, regardless of whether the payment is actually converted into United States dollars on such date. If such Canadian dollars are converted into United States dollars on the date of the payment, the United States holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of the foreign currency distributions. If any Canadian dollars actually or constructively received by a United States holder are later converted into United States dollars, such United States holder may recognize gain or loss on the conversion. Such foreign currency gain or loss, if any, will be United States-source ordinary income or loss.

Subject to certain limitations, a United States holder may be entitled to deduct, or to claim a credit against its United States federal income tax liability for, the amount of any Canadian taxes that are withheld from dividends paid to such United States holder. For foreign tax credit purposes, dividends paid by the Company generally will be treated as foreign-source income, and generally as passive income subject to the separate limitation for passive income. The rules governing the foreign tax credit are complex and the availability of the credit is subject to various limitations. United States holders should consult their own tax advisors as to the availability of the foreign tax credit in their particular circumstances.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion below regarding the passive foreign investment company rules, a United States holder generally will recognize capital gain or loss upon the sale, exchange or other disposition of common shares of the Company measured by the difference between the amount received and the United States holder’s tax basis in such common shares. Any gain or loss will be long-term capital gain or loss if the United States holder has held such common shares for more than one year, and generally will be United States-source gain or loss. Long-term capital gains of non-corporate United States holders generally are eligible for reduced rates of United States federal income tax. A United States holder’s ability to deduct capital losses is subject to limitations.

The amount realized by a cash-basis United States holder that receives foreign currency in connection with a sale, exchange or other taxable disposition of common shares of the Company will generally be based upon the United States dollar value of the foreign currency received with respect to such common shares as determined on the settlement date of such sale, exchange or other taxable disposition. An accrual-basis United States holder may elect the same treatment required of a cash-basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions) with respect to a sale, exchange or other taxable disposition of common shares of the Company, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. An accrual-basis United States holder that does not elect to be treated as a cash-basis taxpayer for this purpose may recognize a foreign currency gain or loss for United States federal income tax purposes because of differences between the United States dollar value of the foreign currency received prevailing on the date of such sale, exchange or other taxable disposition and the value prevailing on the date of payment. Any such currency gain or loss generally will be treated as ordinary income or loss and as United States-source income or loss.

Passive Foreign Investment Company Rules

United States holders generally will be subject to a special and adverse tax regime that would differ in certain respects from the tax treatment described above if the Company is or becomes a passive foreign investment company (“PFIC”) for United States federal income tax purposes.

In general, the Company will be a PFIC with respect to a United States holder if, for any taxable year in which such holder holds common shares of the Company:

•	at least 75 percent of the Company’s gross income is passive income; or

•	at least 50 percent of the value of the Company’s assets, determined on the basis of a quarterly average, is attributable to assets that produce or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, annuities, rents, gains from assets that produce passive income and certain net gains from the sales of commodities. Passive income does not include gains from the sale of commodities that arise in the active conduct of a commodities business by a foreign corporation, provided that certain other requirements are satisfied (the “Active Commodities Exception”). For the purposes of the PFIC tests described above, if a foreign corporation owns at least 25 percent by value of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of such other corporation, and as receiving directly its proportionate share of the other corporation’s income. Under the rules described above, the Company believes that it will not be classified as a PFIC for United States federal income tax purposes for the current taxable year and does not expect to become a PFIC in future taxable years. However, the classification of the Company as a PFIC is a factual determination that is made annually at the close of each taxable year and is based on the application of complex United States federal income tax rules (including the Active Commodities Exception). Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for any taxable year.

If the Company were to be treated as a PFIC in any taxable year but (i) the Company is not a “qualified electing fund” (“QEF”) as to a United States holder, as described below, and (ii) such United States holder does not make the mark-to-market election described below, then such holder would be subject to special rules with respect to:

•	any gain realized on the sale, exchange or other disposition of common shares of the Company; and

•

any excess distribution received from the Company (generally, aggregate distributions to such United States holder during a single taxable year exceeding 125 percent of the average aggregate annual distributions received by such holder in respect of the common shares of the Company during the three preceding taxable years or, if shorter, such holder’s holding period for such common shares).

Under these rules:

•	the gain or excess distribution would be allocated ratably over the United States holder’s holding period for the common shares of the Company;

•

the amount allocated to the taxable year in which the United States holder realized the gain or excess distribution and any year in such holder’s holding period prior to the first year for which the Company was treated as a PFIC would be taxed as ordinary income; and

•

the amount allocated to each other year in the United States holder’s holding period would be taxed at the highest tax rate in effect for that year and would be subject to the interest charge generally applicable to the underpayment of tax.

These rules would apply to a United States holder that held common shares of the Company during any year in which the Company is treated as a PFIC, even if the Company is not a PFIC in the year in which the United States holder sold, exchanged or disposed of or received an excess distribution with respect to the common shares.

If the Company is treated as a PFIC for any period, then a United States holder may avoid the adverse tax and interest-charge regime described above, if the United States holder makes either a QEF election or a mark-to-market election with respect to its common shares of the Company and, in general, that election is effective for the entire portion of the United States holder’s holding period for which the Company is treated as a PFIC.

If the Company believes that it is or may be treated as a PFIC, then it will make available to a United States holder, upon such holder’s request, information as to the Company’s status as a PFIC, and it will use commercially reasonable efforts to provide to a United States holder acquiring common shares of the Company in this Offering the information that such United States holder is required to obtain in order to make an effective QEF election with respect to the Company. If the Company is treated as a PFIC and a United States holder makes and maintains an effective QEF election with respect to the Company, then such United States holder generally will be subject to current United States federal income tax on its pro rata share of the Company’s “net capital gain” and “ordinary earnings” (calculated under United States federal income tax rules), regardless of whether the Company actually distributes such amounts. United States holders should consult their own tax advisors regarding the advisability of, requirements for and consequences of making a QEF election if the Company is or becomes a PFIC.

Alternatively, if the Company is or becomes a PFIC, a United States holder may instead make a mark-to-market election with respect to the common shares of the Company, provided that such common shares constitute “marketable stock.” Marketable stock is stock that is regularly traded (other than in de minimis quantities) on a United States or non-United States exchange or other market that the United States Treasury Department determines has trading, listing, financial disclosure and other rules adequate to carry out the purposes of the mark-to-market election. The NYSE meets this test. Accordingly, so long as the common shares are regularly traded on the NYSE, a United States holder should be able to make a mark-to-market election with respect to the common shares if the Company is classified as a PFIC. In such case, if the Company is a PFIC and a United States holder makes a mark-to-market election, such holder would generally include as ordinary income or loss the difference between the fair market value of such holder’s common shares of the Company at the end of the taxable year and its adjusted tax basis in such common shares (but would only include loss to the extent of the net amount of income previously included as a result of the mark-to-market election). A United States holder’s tax basis in the common shares of the Company would be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of common shares of the Company would be treated as ordinary income. United States holders should consult their own tax advisors regarding the availability, advisability and consequences of making a mark-to-market election with respect to the common shares of the Company in their particular circumstances if the Company is treated as a PFIC.

Backup Withholding Tax and Information Reporting

In general, the Company must report certain information to the IRS with respect to payments of dividends on common shares of the Company, and payments of the proceeds of the sale of such common shares, to certain non-corporate United States holders. Additionally, the payor (which may be the Company or an intermediate payor) will be required to impose backup withholding tax, currently at a rate of 28%, if (i) the payee fails to furnish a taxpayer identification number (“TIN”) to the payor or to establish an exemption from backup withholding tax; (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect; (iii) there has been a notified payee underreporting described in Section 3406(c) of the Code; or (iv) the payee has not certified under penalties of perjury that it has furnished a correct TIN and that the IRS has not notified the payee that it is subject to backup withholding tax under the Code. Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to the acquisition, holding and disposition of common shares of the Company by a purchaser who acquires common shares of the Company pursuant to this prospectus. This summary is applicable to a purchaser of common shares of the Company who, at all relevant times, for the purposes of the Tax Act, deals at arm’s length with the Company, is not affiliated with the Company and holds common shares of the Company as capital property (a “Shareholder”). Generally, the common shares of the Company will be considered to be capital property to a purchaser provided that the purchaser does not hold such common shares in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. This summary is not applicable to any holder which is a “specified financial institution” (as defined in the Tax Act), to any holder that is a “financial institution” (as defined in the Tax Act) for the purposes of the “mark-to-market property” rules of the Tax Act, to any holder an interest in which would be a “tax shelter investment” (as defined in the Tax Act), or to any holder who has elected to report its Canadian tax result in a currency other than the Canadian currency.

This summary is based on the current provisions of the Tax Act and the regulations thereunder and an understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). It also takes into account all specific proposals to amend the Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. There is no assurance that the proposed amendments will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial action or decision, nor does it take into account other federal or any provincial or foreign income tax legislation or considerations.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular investor. Investors should consult their own tax advisors for advice with respect to the tax consequences of an investment in common shares of the Company, based on their particular circumstances.

For purposes of the Tax Act, all amounts in respect of the acquisition, holding or disposition of common shares denominated in a currency other than the Canadian currency must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the relevant date or such other rate of exchange that is acceptable to CRA.

Shareholders Resident in Canada

The following discussion applies to a Shareholder who, at all relevant times, for the purposes of the Tax Act, is resident or is deemed to be resident in Canada (a “Resident Shareholder”). Certain Resident Shareholders who might not otherwise be considered to hold their common shares of the Company as capital property may, in certain circumstances, be entitled to make an irrevocable election permitted by subsection 39(4) of the Tax Act to have the common shares of the Company and every other “Canadian security” (as defined in the Tax Act), owned by such Resident Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Shareholders should consult their own tax advisors as to whether such election is available.

The adjusted cost base to a Resident Shareholder of common shares of the Company acquired pursuant to this prospectus will be determined by averaging the cost of the common shares of the Company so acquired with the adjusted cost base to the Resident Shareholder of any other common shares of the Company that are held by the resident Shareholder at the time of acquisition and held as capital property.

Taxation of Dividends on Common Shares

Dividends (including deemed dividends) received on the common shares of the Company by a Resident Shareholder who is an individual will be included in the individual’s income and will generally be (except in the case of certain trusts) subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced dividend tax credit rules applicable to any dividend designated by the Company as an “eligible dividend.” There may be limitations on the ability of the Company to designate dividends as eligible dividends. Taxable dividends received by an individual (and certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

Dividends (including deemed dividends) received on the common shares of the Company by a Resident Shareholder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing the corporation’s taxable income.

A Resident Shareholder that is a “private corporation”, as defined in the Tax Act, or any other corporation controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the common shares of the Company to the extent such dividends are deductible in computing its taxable income.

Disposition of Common Shares

A Resident Shareholder who disposes of or is deemed to dispose of common shares of the Company will generally realize a capital gain (or sustain a capital loss) to the extent that the Resident Shareholder’s proceeds of disposition, net of any costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the Resident Shareholder. If the Resident Shareholder is a corporation, any capital loss arising on a disposition of a share may in certain circumstances be reduced by the amount of any dividends which have been received, or deemed to have been received, on the share. Analogous rules may apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary.

Generally, one-half of any capital gain realized by a Resident Shareholder in a taxation year will be included in computing the Resident Shareholder’s income for such year (a “taxable capital gain”), and one-half of any capital loss realized by a Resident Shareholder in a taxation year (an “allowable capital loss”) may be deducted from the Resident Shareholder’s taxable capital gains realized in that year in accordance with the rules in the Tax Act. Allowable capital losses in excess of taxable capital gains may be carried back three taxation years or carried forward and deducted in a subsequent taxation year against taxable capital gains realized in such years in accordance with the rules in the Tax Act. Capital gains realized by an individual (and certain trusts) will be relevant in computing possible liability for the alternative minimum tax.

Corporations that are “Canadian-controlled private corporations” as defined in the Tax Act may be subject to an additional refundable 6 2/3% tax on their “aggregate investment income” (which is defined in the Tax Act to include an amount in respect of taxable capital gains).

Shareholders Not Resident in Canada

The following discussion applies to a Shareholder who at all relevant times for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada, does not and is not deemed to use or hold the common shares of the Company in carrying on a business in Canada, and does not hold common shares of the Company as part of the business property of a permanent establishment in Canada or in connection with a fixed base in Canada (a “Non-Resident Shareholder”). In addition, this discussion does not apply to an insurer who carries on business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act).

Dividends

Dividends paid or credited or deemed to be paid or credited on the common shares of the Company to a Non-Resident Shareholder will be subject to a Canadian non-resident withholding tax at a rate of 25% of the gross amount of the dividend. Such non-resident withholding tax may be reduced under the terms of an applicable income tax treaty or convention between Canada and the country of which the Non-Resident Shareholder is a resident.

Disposition of Common Shares

A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized by such shareholder on a disposition of common shares of the Company unless the common shares of the Company constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Shareholder at the time of disposition and the Non-Resident Shareholder is not entitled to relief under an applicable income tax treaty or convention. As long as the common shares of the Company are listed on a designated stock exchange for the purposes of the Tax Act (which currently includes the TSX) at the time of disposition, the common shares of the Company generally will not constitute taxable Canadian property of a Non-Resident Shareholder, unless at any time during the 60-month period immediately preceding the disposition, the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm’s length, or the Non-Resident Shareholder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, or unless the common shares of the Company are otherwise deemed to constitute taxable Canadian property to the Non-Resident Shareholder. A Non-Resident Shareholder will not be required to obtain a certificate from the Canadian tax authorities pursuant to the provisions of section 116 of the Tax Act in connection with a disposition of common shares of the Company if the common shares are listed on a recognized stock exchange for the purposes of the Tax Act (which includes the TSX) at the time of their disposition.

USE OF PROCEEDS

The net proceeds to be received by Gammon Gold from the sale of the Purchased Shares will be U.S.$         after deducting payment of the Underwriters’ Fee of U.S.$         and the expenses of the Offering estimated at CDN$1,000,000 (approximately U.S.$945,984). The Company proposes to use the net proceeds from the sale of the Purchased Shares as follows:

(U.S.$ million)
To fund exploration programs at the Ocampo and El Cubo Mines
To fund advancement at the Guadalupe y Calvo property
Repayment of indebtedness(1)
To fund greenfields exploration
General corporate purposes

Total

(1)	See “Relationship between the Company and Certain Underwriters”. The indebtedness was used to fund the capital expansion at the Ocampo Mine and working capital.

If the Over-Allotment Option is exercised in full, an aggregate          Over-Allotment Shares will be issued and the estimated net proceeds thereof will be approximately U.S.$        . The Company intends to use any additional net proceeds from an exercise of the Over-Allotment Option for general corporate purposes.

Pending the uses described above, the Company intends to invest the net proceeds from this Offering in commercial or bank paper with terms of less than three months. The actual amount that the Company spends in connection with each of the intended use of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under “Risk Factors”.

PLAN OF DISTRIBUTION

The Offering

Pursuant to an underwriting agreement dated         , (the “Underwriting Agreement”) between the Company and the Underwriters, the Company has agreed to issue and sell and the Underwriters have agreed to purchase (severally, and not jointly, nor jointly and severally), as principals, on or about         , or on such other date as may be agreed by the Company and the Underwriters, but not later than         , subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement, the Purchased Shares at a price of U.S.$         per Purchased Share for aggregate gross proceeds of U.S.$        , payable in cash to the Company against delivery of the Purchased Shares. The obligations of the Underwriters under the Underwriting Agreement may be terminated upon the occurrence of certain stated events. The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Purchased Shares are subject to approval of legal matters by counsel and to other conditions, including the receipt of an opinion from the Financial Industry Regulatory Authority, Inc. that it has no objection to the proposed underwriting terms between the Company and the Underwriters. The Underwriters are, however, obligated to take up and pay for all of the Purchased Shares if any of the Purchased Shares are purchased under the Underwriting Agreement. The offering price of the Purchased Shares offered hereby has been determined by negotiation between the Company and the Underwriters.

The Company has granted the Underwriters an Over-Allotment Option, which entitles the Underwriters to acquire at any time up to 30 days following the closing of the Offering at the issue price hereunder, up to an additional          Over-Allotment Shares. If the Over-Allotment Option is exercised in full, the total price to the public, Underwriters’ Fee and net proceeds (after deducting the estimated expenses of the Offering) to the Company will be U.S.$        , U.S.$         and U.S.$        , respectively. This short form prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares upon exercise of the Over-Allotment Option under applicable Canadian securities laws. Purchasers who acquire common shares of the Company forming part of the Underwriters’ over-allotment position acquire those securities under this prospectus, regardless of whether the Underwriters’ over-allocation is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

In consideration for the services to be performed by the Underwriters, Gammon Gold has agreed to pay to the Underwriters a fee equal to U.S.$         for each Offered Share purchased by the Underwriters. The Company has also agreed to reimburse the Underwriters for the fees of their Canadian and United States legal counsel in an amount not to exceed $        . All legal fees payable to the Underwriters will be paid on account of services rendered in connection with the Offering and will be paid from the gross proceeds thereof.

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and Canadian securities legislation in certain circumstances, or to contribute to payments the Underwriters may be required to make because of such liabilities.

This Offering is being made concurrently in each of the provinces and territories of Canada and in the United States pursuant to the multijurisdictional disclosure system implemented by the Commissions and the SEC. The Offered Shares will be offered in Canada and the United States through the Underwriters directly or through their U.S. or Canadian broker-dealer affiliates registered in each jurisdiction, as applicable. Subject to applicable law, the Underwriters may offer the Offered Shares outside of Canada and the United States.

The Company will not, without the prior written consent of BMO Nesbitt Burns Inc. and UBS Securities Canada Inc., issue, authorize or agree to issue or approve for issuance any common shares of the Company or any securities convertible into or exchangeable for or exercisable to acquire common shares of the Company for the period commencing on the execution of the Underwriting Agreement and concluding 90 days following the closing of the Offering, except in conjunction with the grant or exercise of stock options and other similar issuances pursuant to the share incentive plan of the Company and other share compensation arrangements.

The directors and senior officers of the Company have agreed to restrictions on their sales of common shares of the Company for a period of 90 days following the closing of the Offering.

The Underwriters reserve the right to offer selling group participation, in the normal course of the brokerage business, to selling groups of other licensed broker-dealers, brokers or investment dealers, who may or may not be offered part of the Underwriters’ Fee.

The Underwriters propose to offer the Offered Shares initially at the public offering price set forth on the cover page of this short form prospectus. After the Underwriters have made reasonable efforts to sell all the Offered Shares by this short form prospectus at such price, the offering price may be decreased, and further changed from time to time to an amount not greater than the public offering price. The compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company. The Underwriters will inform the Company if the offering price is reduced.

Pursuant to rules and policies of certain Commissions, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase common shares of the Company for their own accounts or for accounts over which they exercise control or direction. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the common shares of the Company. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to applicable laws and in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the common shares of the Company at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The rules of the SEC may limit the ability of the Underwriters to bid for or purchase common shares of the Company before the distribution of common shares under the Offering is completed. However, the Underwriters may engage in the following activities in accordance with these rules:

•	stabilizing transactions permit bids to purchase common shares of the Company so long as the stabilizing bids do not exceed a specified maximum;

•

over-allotment transactions involve sales by the Underwriters of common shares of the Company in excess of the number of common shares the Underwriters are obligated to purchase, which creates a syndicate short position. The Underwriters may close out any short position by purchasing common shares of the Company in the open market; and

•

penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common shares of the Company originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of preventing or mitigating a decline in the market price of the common shares of the Company, and may cause the price of the common shares to be higher than would otherwise exist in the open market absent such stabilizing activities. As a result, the price of the common shares of the Company may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE, the TSX or otherwise and, if commenced, may be discontinued at any time.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. One or more book entry-only certificates representing the Offered Shares will be issued in registered form to CDS or its nominee and deposited with CDS on the closing of the Offering. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

The Company will apply to list the Offered Shares on the TSX and NYSE. Listing will be subject to the fulfillment of all the listing requirements of the TSX and NYSE.

As discussed below under “Relationship Between The Company and Certain Underwriters” an affiliate of BMO Nesbitt Burns Inc. is a lender to the Company and will receive a portion of the net proceeds from this Offering as a portion of such proceeds will be used to repay the outstanding indebtedness under the Company’s current credit facility. Because an affiliate of BMO Nesbitt Burns Inc. may receive more than 5% of the net proceeds of this Offering, the Underwriters may be deemed to have a “conflict of interest” with the Company under Rule 2720(a) of the NASD Conduct Rules of the Financial Industry Regulatory Authority, Inc.. As a bona fide market (as defined in NASD Rule 2720(f)) exists in the common shares of the Company, the Company is not to required appoint a qualified independent underwriter for this Offering.

It is expected that delivery of the Purchased Shares offered hereby will be made against payment therefor on or about the closing date specified on the cover page of this short form prospectus, which will be more than three business days following the date of this short form prospectus (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market are generally required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Purchased Shares prior to the closing date will be required, by virtue of the fact that the Purchased Shares will not settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Purchased Shares who wish to trade their Purchased Shares prior to the closing date should consult their own advisors.

RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN UNDERWRITERS

BMO Nesbitt Burns Inc. is a wholly owned subsidiary of a Canadian chartered bank who is a lender to the Company under the Company’s current credit facility. Consequently, the Company may be considered to be a connected issuer of BMO Nesbitt Burns Inc. under applicable securities legislation.

The credit facility is described under “General Development of the Business – Three Year History” in the Annual Information Form and under the heading “Liquidity and Capital Resources” in the Company’s Management’s Discussion and Analysis for the three and six months ended June 30, 2009. As at October 5, 2009 the Company had drawn down approximately U.S.$26.4 under the facility. The facility is secured by a general personal property security interest in all of the personal property of the Company and Mexgold, a charge on the shares of the Company’s subsidiaries, moveable hypothecs on the Company’s property, a collateral bond, guarantees from the Company’s principal subsidiaries Mexgold and Gammon Lake Resources (Barbados) Inc. and a debenture from Gammon Lake Resources (Barbados) Inc. The Company is in material compliance with all material terms of the agreements governing the facility. Neither the financial position of the Company nor the value of the security under facility has changed substantially and adversely since the indebtedness under the facility was incurred.

The decision of BMO Nesbitt Burns Inc. to underwrite the Offering was made, and the details of the terms of the Offering were determined, through negotiations between Gammon Gold and BMO Nesbitt Burns Inc. and UBS Securities Canada Inc. on behalf of the syndicate of Underwriters. Such decision and terms were arrived at independently of the lender affiliated with BMO Nesbitt Burns Inc., which lender had no influence on the determination of the terms of the distribution. In connection with the Offering, BMO Nesbitt Burns Inc. and certain of its affiliates will receive a portion of the Underwriters’ Fee payable to the Underwriters, but will not receive any other benefits in connection with the Offering.

It is expected that U.S.$26.4 million of the net proceeds of the Offering will be applied to pay down the amounts owing under the credit facility. As a consequence of the Offering, BMO Nesbitt Burns Inc. will receive its share of the Underwriters’ Fee. See “Use of Proceeds”.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Company’s authorized capital consists of an unlimited number of common shares without nominal or par value, an unlimited number of Class A preferred shares and an unlimited number of Class B preferred shares. A total of 124,128,045 common shares of the Company were issued and outstanding as at October 5, 2009. Each common share of the Company ranks equally with all other common shares with respect to dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of common shares of the Company are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company out of funds legally available therefor and to receive pro rata the remaining property of the Company on dissolution. The holders of common shares of the Company have no pre-emptive or conversion rights. The rights attaching to the common shares of the Company can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

There are no Class A or Class B preferred shares currently outstanding.

PRIOR SALES

The following table summarizes the sales of common shares of the Company and securities convertible or exchangeable into common shares of the Company during the 12 month period to the date of this short form prospectus.

Date of Issue	Type of Security	Exercise price per Security	Number of Securities
12/1/08	Common Share(1)	Nil	50,000
1/22/09	Common Share(1)	$5.68	9,400
1/22/09	Common Share(1)	$5.45	600,000
1/27/09	Common Share(1)	$5.45	1,080,000
1/27/09	Common Share(1)	$5.68	564,000
2/16/09	Common Share(1)	$7.45	235,000
2/27/09	Common Share(1)	$6.12	20,000
4/27/09	Common Share(1)	$7.94	50,000
6/2/09	Common Share(1)	$6.12	350,000
6/5/09	Common Share(1)	$6.12	308,800
6/10/09	Common Share(1)	$6.55	235,000
6/24/09	Common Share(1)	$6.38	23,500
7/21/09	Common Share(1)	$6.56	6,250
7/24/09	Common Share(1)	Nil	158,223
7/24/09	Common Share(1)	Nil	188,781
7/24/09	Common Share(1)	Nil	133,098
7/24/09	Common Share(1)	Nil	113,920
10/15/08	Stock Options	$6.57	138,000
1/6/09	Stock Options	$6.24	270,000
1/27/09	Stock Options	$6.90	400,000
4/27/09	Stock Options	$8.15	40,000
5/15/09	Stock Options	$8.27	100,000
6/29/09	Stock Options	$8.08	10,000
10/1/09	Stock Options	$8.69	10,000

(1)	Issued upon exercise of previously issued stock options.

TRADING PRICE AND VOLUME

The common shares of the Company are listed for trading on the TSX and the NYSE in each case under the symbol is “GAM” and “GRS”, respectively.

The following table sets forth information relating to the trading of the common shares of the Company on the TSX for the months indicated.

Month	High ($)	Low ($)	Volume
2008
October	$8.12	$3.67	12,965,452
November	$5.29	$2.68	17,120,279
December	$6.83	$2.88	8,144,474

2009
January	$8.50	$5.32	16,328,799
February	$10.23	$7.65	13,120,420
March	$10.10	$7.74	15,915,289
April	$9.03	$7.21	11,093,196
May	$9.49	$7.51	10,521,686
June	$9.61	$7.48	9,864,114
July	$8.79	$7.11	8,373,217
August	$7.64	$6.61	9,566,519
September	$9.40	$7.08	14,282,402
October 1-6	$10.82	$8.39	4,433,707

The closing price of the common shares of the Company on the TSX on October 6, 2009, the last trading day prior to the date of this short form prospectus, was $9.90.

The following table sets forth information relating to the trading of the common shares of the Company on the NYSE for the months indicated.

Month	High (U.S.$)	Low (U.S.$)	Volume
2008
October	$7.66	$2.64	17,877,019
November	$4.41	$2.08	17,022,442
December	$5.59	$2.27	17,874,014

2009
January	$6.94	$4.22	26,671,768
February	$8.16	$6.15	24,980,030
March	$8.06	$6.15	25,393,394
April	$7.50	$5.81	15,682,600
May	$8.64	$6.35	14,255,710
June	$8.89	$6.47	21,129,680
July	$8.00	$6.32	12,339,754
August	$7.19	$6.07	16,272,196
September	$8.79	$6.42	23,825,671
October 1-6	$10.24	$7.70	7,414,289

The closing price of the common shares of the Company on the NYSE on October 6, 2009, the last trading day prior to the date of this short form prospectus, was U.S.$9.36.

LEGAL MATTERS

Certain Canadian legal matters in connection with this Offering will be passed upon by Fasken Martineau DuMoulin LLP on behalf of the Company and by Stikeman Elliott LLP on behalf of the Underwriters. Certain U.S. legal matters in connection with the Offering will be passed upon by Kirkland & Ellis LLP on behalf of the Company and by Skadden, Arps, Slate, Meagher & Flom LLP on behalf of the Underwriters. As of the date hereof, to the Company’s knowledge, the partners and associates of Fasken Martineau DuMoulin LLP and Stikeman Elliott LLP beneficially own, directly or indirectly, less than one percent of the securities of the Company.

EXPERTS

Scientific and technical information relating to the Ocampo Mine contained in this short form prospectus or contained in other documents incorporated by reference is based upon (i) an independent technical report dated January 2006 prepared by Abdullah Arik of Mintec, Inc.

Exploration information in respect of the Ocampo Mine contained in the Company’s material change report dated May 13, 2009; exploration information in respect of the Ocampo Mine contained in the Company’s material change report dated July 15, 2009; and exploration information in respect of the Ocampo Mine contained in the Company’s material change report dated September 30, 2009, was all prepared by Ramon Luna, former Exploration Manager for the Company until August 2009.

Scientific and technical information relating to the mineral reserves and mineral resources in respect of the Ocampo Mine contained in the Annual Information Form; and exploration information in respect of the Ocampo Mine contained in the Company’s material change report dated July 15, 2009, was prepared by Martin Dupuis, former Manager of Technical Services for the Company until September 2009.

Scientific and technical information relating to the El Cubo Mine contained in this short form prospectus or contained in other documents incorporated by reference is based upon an independent technical report dated May 31, 2006 prepared by Glenn R. Clark of Glenn R. Clark & Associates and Leonard R. Kilpatrick of L.R. Kilpatrick Associates Inc.

Mineral resource and reserve calculations in respect of the El Cubo Mine contained in the Annual Information Form were prepared by Glenn R. Clark of Glenn R. Clark & Associates.

Scientific and technical information relating to the Guadalupe y Calvo property contained in this short form prospectus or contained in other documents incorporated by reference is based upon an independent technical report dated November 25, 2002 prepared by Clancy J. Wendt and Mark G. Stevens of Pincock, Allen & Holt.

None of the above-noted persons or companies, except Ramon Luna and Martin Dupuis, hold a registered or beneficial interest, direct or indirect, in any securities or other property of the Company and its associates and affiliates. Martin Dupuis and Ramon Luna are former employees of the Company No other expert named in this section and no director, officer or employee of such experts is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company’s auditor is KPMG LLP, Chartered Accountants, at its principal office in the City of Halifax, Nova Scotia. KPMG LLP advised the Company that it is independent of the Company within the rules of professional conduct of the Institute of Chartered Accountants of Nova Scotia.

The transfer agent and registrar for the common shares of the Company is Computershare Investor Services Inc. at its principal offices in the City of Montreal, Quebec.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this short form prospectus is a part:

•	the documents listed as being incorporated by reference in this short form prospectus under the heading “Documents Incorporated by Reference”;

•	the Underwriting Agreement;

•	Consent of Fasken Martineau DuMoulin LLP;

•	Consent of KPMG LLP, Independent Chartered Accountants;

•	Consent of L.R. Kilpatrick Associates Inc.;

•	Consent of Pincock, Allen & Holt;

•	Consent of Glenn R. Clark & Associates;

•	Consent of Martin Dupuis;

•	Consent of Ramon Luna;

•	Consent of Mintec, Inc.; and

•	powers of attorney (included on the signature pages of the registration statement).

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO

OFFEREES OR PURCHASERS

INDEMNIFICATION

The laws of Quebec and the Registrant’s Articles permit indemnification of its directors and officers against certain liabilities, which would include liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”).

Sections 123.87, 123.88 and 123.89 of the Companies Act (Quebec) (the “QCA”), as amended, provide as follows:

123.87 [Defense] A company shall assume the defense of its mandatary prosecuted by a third person for an act done in the exercise of his duties and shall pay damages, if any, resulting from that act, unless the mandatary has committed a grievous offence or a personal offence separable from the exercise of his duties.

[Criminal Proceedings] However, in a penal or criminal proceeding the company shall assume only the payment of the expenses of its mandatary if he had reasonable grounds to believe that his conduct was in conformity with the law, or the payment of the expenses of its mandatary if he has been freed or acquitted.

123.88 [Expense] A company shall assume the expenses of its mandatary if, having prosecuted him for an act done in the exercise of his duties, it loses its case and the court so decides.

[Expenses] If the company wins its case only in part, the court may determine the amount of the expenses it shall assume.

123.89 [Obligations] A company shall assume the obligations contemplated in sections 123.87 and 123.88 in respect of any person who acted at its request as director for a legal person of which it is a shareholder or creditor.

The Bylaws of the Registrant provide that, subject to the limitations contained in the QCA, the Registrant shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if:

(a)	he acted honestly and in good faith with a view to the best interests of the Registrant; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission (the “Commission”) such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXHIBITS

The exhibits to this Registration Statement are listed in the exhibit index which appears elsewhere herein.

II-1

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-10 or to transactions in said securities.

Item 2.	Consent to Service of Process

Concurrently with the filing of the Registration Statement on Form F-10, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registration Statement.

III-1

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Halifax, Nova Scotia, Canada, on October 7, 2009.

GAMMON GOLD INC.

By:	/s/ RENE MARION
Rene Marion Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Rene Marion and Scott Perry, and each of them, his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statements, including post-effective amendments; and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform to all intents and purposes as he might or could do in person, ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or the substitutes for such attorneys-in-fact and agents, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Dates
/s/ RENE MARION Rene Marion	Chief Executive Officer and Director	October 7, 2009

/s/ SCOTT PERRY Scott Perry	Chief Financial Officer (principal financial officer and principal accounting officer)	October 7, 2009

/s/ LUIS CHAVEZ Luis Chavez	Corporate Director of Mexican Operations and Director	October 7, 2009

/s/ FRED GEORGE Fred George	President and Chairman of the Board of Directors (principal executive officer)	October 7, 2009

/s/ GEORGE ELLIOT George Elliot	Director	October 7, 2009

/s/ KENT L. NOSEWORTHY Kent L. Noseworthy	Director	October 7, 2009

/s/ TERRENCE COOPER Terrence Cooper	Director	October 7, 2009

/s/ RONALD SMITH Ronald Smith	Director	October 7, 2009

III-2

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of the Registrant in the City of New York, New York, United States on October 7, 2007.

GAMMON LAKE RESOURCES (USA), INC.

By:	/s/ PETER DROBECK
Name: Title:	Peter Drobeck Senior Vice President of Exploration and Development

III-3

EXHIBIT INDEX

Exhibit	Description

3.1*	Underwriting Agreement between the Registrant and the underwriters named therein.

4.1

Management information circular dated April 14, 2009 prepared in connection with the annual and special meeting of shareholders on May 15, 2009 (incorporated by reference from the Registrant’s Form 6-K furnished to the Commission on April 14, 2009).

4.2

Annual information form dated as of March 25, 2009 for the year ended December 31, 2008 (incorporated by reference to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 26, 2009).

4.3

Restated audited comparative consolidated financial statements for the fiscal year ended December 31, 2008, and the fiscal year ended December 31, 2007, together with the notes thereto and the auditors’ report thereon (incorporated by reference to the Registrant’s Annual Report on Form 40-F/A for the fiscal year ended December 31, 2008, filed with the Commission on August 12, 2009).

4.4

Amended and restated management’s discussion and analysis of financial conditions and results of operations for the fiscal year ended December 31, 2008 (incorporated by reference to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on August 12, 2009).

4.5

Interim unaudited comparative consolidated financial statements as at and for the three and six month periods ended June 30, 2009, together with the notes thereto (incorporated by reference from the Registrant’s Form 6-K furnished to the Commission on August 13, 2009).

4.6

Management’s discussion and analysis of results of operations and financial condition for the three and six months ended June 30, 2009 (incorporated by reference from the Registrant’s Form 6-K furnished to the Commission on August 13, 2009)

4.7

Material change report dated January 12, 2009 in respect of gold and silver production for 2008 (incorporated by reference from the Registrant’s Form 6-K furnished to the Commission on January 12, 2009).

4.8

Material change report dated February 23, 2009 in respect of the announcement of a new investor presentation (incorporated by reference from Registrant’s Form 6-K furnished to the Commission on February 28, 2009).

4.9

Material change report dated March 6, 2009 in respect of the announcement of the Registrant’s annual financial results (incorporated by reference from the Registrant’s Form 6-K furnished to the Commission on March 10, 2009).

4.10

Material change report dated February 23, 2009 in respect of the announcement of a new investor presentation (incorporated by reference from the Registrant’s Form 6-K furnished to the Commission on February 23, 2009).

4.11

Material change report dated March 12, 2009 in respect of the Registrant’s proposed acquisition of Capital Gold Corporation (incorporated by reference from the Registrant’s Form 6-K furnished to the Commission on March 13, 2009).

4.12

Material change report dated March 25, 2009 in respect of the Registrant’s 2008 earnings and Phase II mill expansion at the Ocampo Mine (incorporated by reference from the Registrant’s Form 6-K furnished to the Commission on March 26, 2009)

4.13

Material change report dated March 31, 2009 in respect of the termination of the proposed acquisition of Capital Gold Corporation (incorporated by reference from the Registrant’s Form 6-K furnished to the Commission on April 1, 2009).

4.14

Material change report dated April 8, 2009 in respect of the Registrant’s three year outlook and production results (incorporated by reference from the Registrant’s Form 6-K furnished to the Commission on April 8, 2009).

4.15

Material change report dated April 28, 2009 in respect of the announcement of the Registrant’s first quarter financial results (incorporated by reference from the Registrant’s Form 6-K furnished to the Commission on April 29, 2009).

4.16	Material change report dated April 29, 2009 in respect of a strike at the El Cubo Mine (incorporated by reference from the Registrant’s Form 6-K furnished to the Commission on April 30, 2009).

Exhibit	Description

4.17

Material change report dated May 13, 2009 in respect of the Registrant’s first quarter financial results (incorporated by reference from the Registrant’s Form 6-K furnished to the Commission on May 14, 2009)

4.18

Material change report dated June 1, 2009 in respect of the completion of the acquisition of freehold title to the Ocampo Mine (incorporated by reference from the Registrant’s Form 6-K furnished to the Commission on June 1, 2009).

4.19

Material change report dated June 15, 2009 in respect of the conclusion of the strike at the El Cubo Mine (incorporated by reference from the Registrant’s Form 6-K furnished to the Commission on June 15, 2009).

4.20

Material change report dated June 29, 2009 in respect of certain amendments to the Registrant’s credit facility (incorporated by reference from the Registrant’s Form 6-K furnished to the Commission on June 29, 2009).

4.21	Material change report dated July 15, 2009 in respect of exploration results (incorporated by reference from the Registrant’s Form 6-K furnished to the Commission on July 15, 2009).
4.22

Material change report dated July 22, 2009 in respect of preliminary second quarter production and updated 2009 guidance (incorporated by reference from the Registrant’s Form 6-K furnished to the Commission on July 22, 2009).

4.23

Material change report dated July 24, 2009 in respect of the announcement of the Registrant’s second quarter financial results (incorporated by reference from the Registrant’s Form 6-K furnished to the Commission on July 14, 2009).

4.24

Material change report dated August 10, 2009 in respect of the restatement of the Registrant’s financial statements and management’s discussion and analysis for the year ended December 31, 2008 (incorporated by reference from the Registrant’s Form 6-K furnished to the Commission on August 10, 2009).

4.25

Material change report dated August 13, 2009 in respect of the Registrant’s second quarter financial results (incorporated by reference from the Registrant’s Form 6-K furnished to the Commission on August 14, 2009).

4.26

Material change report dated September 22, 2009 in respect of the retirement of the Registrant’s President and changes to the Registrant’s board of directors (incorporated by reference from the Registrant’s Form 6-K furnished to the Commission on September 22, 2009).

4.27

Material change report dated September 30, 2009 in respect of the discovery of mineralization at the Ocampo Mine and an update on 2009 exploration (incorporated by reference from the Registrant’s Form 6-K furnished to the Commission on October 1, 2009).

4.28

Material change report dated October 1, 2009 in respect of the renewal of the lease agreement in respect of rights to the Las Torres complex at the El Cubo Mine (incorporated by reference from the Registrant’s Form 6-K furnished to the Commission on October 1, 2009).

4.29	Material change report dated October 6, 2009 in respect of an operational update (incorporated by reference from the Registrant’s Form 6-K furnished to the Commission on October 7, 2009).
4.30

Adjusted Restated Reconciliation with United States Generally Accepted Accounting Principles for the fiscal year ended December 31, 2008 with comparative figures for the fiscal year ended December 31, 2007 and the auditors report thereon (incorporated by reference from Amendment No. 2 to the Registrant’s Form 40-F/A filed with the Commission on October 7, 2009).

4.31

Reconciliation with United States Generally Accepted Accounting Principles for the three and six months ended June 30, 2009 with comparative figures for the three and six months ended June 30, 2008 (incorporated by reference from the Registrant’s Form 6-K furnished to the Commission on October 7, 2009).

5.1	Consent of Fasken Martineau DuMoulin LLP.
5.2	Consent of KPMG LLP, Independent Chartered Accountants.
5.3	Consent of L.R. Kilpatrick Associates Inc.
5.4	Consent of Pincock, Allen & Holt.
5.5	Consent of Glenn R. Clark & Associates.
5.6	Consent of Martin Dupuis.
5.7	Consent of Ramon Luna.
5.8	Consent of Mintec, Inc.
6.1	Powers of Attorney (contained in the signature page hereto).

*	To be filed by amendment.